ADC Therapeutics Submits Biologics License Application to the U.S. Food and Drug Administration for Loncastuximab Tesirine for Treatment of Relapsed or Refractory Diffuse Large B-cell Lymphoma

Submission based on efficacy and safety data from LOTIS 2 clinical trial

Lausanne, Switzerland, September 21, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced the submission of a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for loncastuximab tesirine (Lonca) for the treatment of patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL).

“The completion of our first BLA submission to the FDA is a significant milestone for ADC Therapeutics and takes us one step further in our evolution toward becoming a commercial-stage organization,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “We are grateful to the trial participants and investigators and to all our employees for their commitment to this clinical program, and we look forward to working with the FDA to bring Lonca to patients as quickly as possible.”

The BLA submission is based on data from LOTIS 2, the pivotal Phase 2 multi-center, open-label, single-arm clinical trial evaluating the efficacy and safety of Lonca in patients with relapsed or refractory DLBCL following ≥2 lines of prior systemic therapy. In June 2020, the company presented maturing data from LOTIS 2 at the virtual 25th Congress of the European Hematology Association. As of the April 6, 2020 data cut-off date, 145 patients were enrolled in the trial and patients had received a median of 3 prior lines of therapy. Lonca demonstrated an overall response rate of 48.3% (70/145 patients) and a complete response rate of 24.1% (35/145 patients). The tolerability profile was generally manageable, with the most common grade ≥3 treatment-emergent adverse events in ≥10% of patients being: neutropenia (25.5%) with low incidence of febrile neutropenia (3.4%), thrombocytopenia (17.9%), GGT increased (16.6%) and anaemia (10.3%).

“A critical unmet need remains for heavily pretreated patients with relapsed or refractory DLBCL, including those with a poor prognosis, those who never responded to prior therapy and those who received prior stem cell transplant,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “Based on the anti-tumor activity, durability and generally manageable tolerability Lonca has demonstrated in LOTIS 2, we believe Lonca has the potential to fill this need.”

The company has also initiated LOTIS 5, a Phase 3 confirmatory clinical trial of Lonca in combination with rituximab, which is intended to support a supplemental BLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL.

About Loncastuximab Tesirine (Lonca)

Loncastuximab tesirine (Lonca, formerly ADCT-402) is an antibody drug conjugate (ADC) composed of a humanized monoclonal antibody directed against human CD19 and conjugated through a linker to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Once bound to a CD19-expressing cell, Lonca is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. CD19 is a clinically validated target for the treatment of B-cell malignancies.

Lonca is being evaluated in LOTIS 2, a pivotal Phase 2 clinical trial in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), LOTIS 3, a Phase 1/2 trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma (MCL), and LOTIS 5, a Phase 3 confirmatory clinical trial in combination with rituximab in patients with relapsed or refractory DLBCL.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

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